NAVISTAR FINANCIAL CORPORATION AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

Exhibit 12

	For the Years Ended October 31,
	2005	2004	2003
		(in millions)
Earnings
Income from continuing operations before taxes	$123.4	$113.7	$71.7
Less: Equity in net (loss)/income of affiliated companies	--	--	--
Fixed Charges	133.3	98.9	123.9
Earnings before fixed charges	$256.7	$212.6	$195.6

Fixed charges
Interest expense	133.3	98.9	123.9
Dividend on Preferred Stock	--	--	--
Total fixed charges	$133.3	$98.9	$123.9

Ratio of earnings to fixed charges	1.93	2.15	1.58

For the purpose of our ratio, earnings consist of the sum of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries, less equity in net income or loss of affiliated companies, plus fixed charges. Fixed charges consist of consolidated interest expense of the US Borrower and its consolidated Subsidiaries, and dividends on any preferred stock of the US Borrower or other scheduled payments of a similar nature.

E-428